June 29, 2011	Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com ERIC S. SIEGEL eric.siegel@dechert.com +1 215 994 2757 Direct +1 215 655 2757 Fax

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3561

Attention:  Justin Dobbie and J. Nolan McWilliams

Re:	The Sheridan Group, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed on June 29, 2011
File No. 333-174734

Gentlemen:

The Sheridan Group, Inc. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to its Registration Statement, File No. 333-174734 (the “Registration Statement”), originally filed with the Commission on June 6, 2011. On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated June 27, 2011, from Mr. Justin Dobbie to Mr. John A. Saxton, President and Chief Executive Officer of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Exhibit 5.1

1.                                       The legality opinion should speak as of the date of effectiveness. Please have counsel revise the penultimate paragraph accordingly or confirm that you will refile the opinion on the date of effectiveness.

Response:

In response to the Staff’s comment, Dechert has revised its opinion included as Exhibit 5.1 as requested.

Exhibit 5.2

2.                                       Assumptions (i) and (ii) in the third paragraph are inappropriate assumptions in a legality opinion. Please have counsel revise accordingly.

Response:

In response to the Staff’s comment, New Hampshire counsel has revised its opinion included as Exhibit 5.2 as requested.

3.                                       Refer to the third sentence of the first full paragraph on page 2. We view this language as an unacceptable practice qualification. Please have counsel revise accordingly

Response:

In response to the Staff’s comment, New Hampshire counsel has revised its opinion included as Exhibit 5.2 as requested.

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If you have any questions, please feel free to contact the undersigned at 215.994.2757.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Eric S. Siegel
Eric S. Siegel

Enclosures